SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Universal Health Services, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

[The following tweets have been posted.]

@ChuckGrassley $UHS “casts a dark cloud over ability to properly care for its patients" properly billing fed #CorpGovWITHHOLD Gibbs May 17

@RosalindZAdams investigates $UHS profits achieved at the expense of patients. WITHHOLD on Gibbs May 17 #CorpGov  http://ow.ly/19Pi30bpbA7

[The link cited in the article above and the article below are to an article entitled Intake from BuzzFeed News.]

@RosalindZAdams asked 175 $UHS staff, executives, patients, experts. #CorpGov WITHHOLD on Gibbs May 17. http://ow.ly/jJwl30bpc2Z

@ChuckGrassley writes HHS about “troubling conduct” by $UHS hospital operator. WITHHOLD on Gibbs May 17 #CorpGov. http://ow.ly/lUio30bpdbI

[The link above is to an article at InsuranceJournal.com entitled Sen. Grassley Raises Concerns About Conduct at Hospital Operator UHS.]

$UHS shareholders should WITHHOLD Audit Cmte’s Gibbs May 17 #CorpGov. See “Legal Proceedings” http://ow.ly/74qe30bped3

[The link above is to the company’s Form 10-K.]